SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

TG Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation or Organization)	36-3898269 (I.R.S. Employer Identification No.)

3 Columbus Circle, 15th Floor New York, New York (Address of Principal Executive Offices)	10019 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered Series A Junior Participating Preferred Stock Purchase Rights	Name of each exchange on which each class is to be registered None

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:  Not applicable

(If applicable)

Securities registered pursuant to Section 12(b) of the Act: Series A Junior Participating Preferred Stock Purchase Rights, associated with the Common Stock, $0.001 par value per share

Item 1. Description of Registrant's Securities to be Registered.

On July 18, 2014, the Board of Directors of TG Therapeutics, Inc. (the "Company") declared a distribution of one right (a "Right") for each outstanding share of the Company's common stock, par value $0.001 per share (the "Common Stock"), to stockholders of record at the close of business on July 28, 2014, for each share of Common Stock issued (including shares distributed from treasury) by the Company thereafter and prior to the Separation Time (as described below), and for certain shares of Common Stock issued after the Separation Time. Following the Separation Time, each Right entitles the registered holder to purchase from the Company one one-thousandth (1/1,000) of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Preferred Stock"), at a purchase price of $100.00 (the "Exercise Price"), subject to adjustment. The description and terms of the Rights are set forth in a Stockholder Protection Rights Agreement between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, effective as of July 18, 2014 (the "Rights Agreement"). Capitalized terms used but not defined herein shall have the meaning given to such terms in the Rights Agreement.

Separation Time

Initially, the Rights will attach to all shares of outstanding Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and the Separation Time will occur at the Close of Business on the earlier of (i) the tenth Business Day (or such later date as the Board of Directors may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person commences a tender or exchange offer which, if consummated, would result in such Person’s becoming an Acquiring Person (as defined below) and (ii) the Flip-In Date (as defined below); provided, that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and provided further, that if any tender or exchange offer referred to in clause (i) of this paragraph is canceled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of Common Stock pursuant thereto, such offer shall be deemed, for purposes of this paragraph, never to have been made.

“Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall become the Beneficial Owner of 15% or more of the outstanding shares of Common Stock at any time after the first public announcement of this Agreement, but shall not include:

(a) the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any entity holding Common Stock for or pursuant to the terms of any such plan;

(b) Opus Point Partners, LLC and any executive officer of the Company (“Excluded Persons”); and

(c) Any Person who or which, together with all Affiliates and Associates of such Person, is the Beneficial Owner of Common Stock representing less than 20% of the outstanding shares of Common Stock, and which is entitled to file, and files, a statement on Schedule 13G (“Schedule 13G”) pursuant to Rule 13d-1(b) or Rule 13d-1(c) of the General Rules and Regulations under the Exchange Act as in effect at the time of the public announcement of the declaration of the Rights dividend with respect to the Common Stock Beneficially Owned by such Person (a “13G Investor”), provided, however, that a Person who was deemed a 13G Investor shall no longer be deemed such if it files a statement on Schedule 13D pursuant to Rule 13d-1(a), 13d-1(e), 13d-1(f) or 13d-1(g) of the General Rules and Regulations under the Exchange Act as in effect at the time of the public announcement of the declaration of the Rights dividend with respect to the Common Stock Beneficially Owned by such Person, and shall be deemed an Acquiring Person if it is the Beneficial Owner of 15% or more of the outstanding shares of Common Stock at any point from the time it first files such a statement on Schedule 13D provided that if at such time such Person’s Beneficial Ownership is not less than 15%, then such Person shall have 60 days from such time to reduce its Beneficial Ownership (together with all Affiliates and Associates of such Person) to below 15% of the Common Stock before being deemed an “Acquiring Person” but shall be deemed an “Acquiring Person” if after reducing its Beneficial Ownership to below 15% it subsequently becomes the Beneficial Owner of 15% or more of the Common Stock or if, prior to reducing its Beneficial Ownership to below 15%, it increases (or makes any offer or takes any other action that would increase) its Beneficial Ownership of the then-outstanding Common Stock (other than as a result of an acquisition of Common Stock by the Company) above the lowest Beneficial Ownership of such Person at any time during such 60-day period. Notwithstanding the foregoing, no Person (other than Excluded Persons) who is a 13G Investor and who Beneficially Owns, each as of at the time of the first public announcement of the declaration of the Rights dividend, 20% or more of the outstanding shares of Common Stock, shall become an Acquiring Person unless such Person shall, after the time of the public announcement of the declaration of the Rights dividend, increase its Beneficial Ownership of the then-outstanding Common Stock (other than as a result of an acquisition of Common Stock by the Company) to an amount equal to or greater than the greater of (x) 15% (in the case of a Person who is not then a 13G Investor) or 20% (in the case of a Person who is then a 13G Investor) or (y) the sum of (i) the lowest Beneficial Ownership of such Person as a percentage of the outstanding Common Stock as of any time from and after the time of the public announcement of the declaration of the Rights dividend plus (ii) 0.01%.  Notwithstanding the foregoing, no Person shall become an “Acquiring Person” as the result of an acquisition of Common Stock by the Company which, by reducing the number of Common Stock outstanding, increases the proportionate number of Common Stock Beneficially Owned by such Person to 15% (20% in the case of a 13G Investor) or more of the outstanding shares of Common Stock; provided, however, that, if a Person shall become the Beneficial Owner of 15% (20% in the case of a 13G Investor) or more of the outstanding shares of Common Stock by reason of share purchases by the Company and shall, after the public announcement of such share purchases by the Company, become the Beneficial Owner of any additional Common Stock, then such Person shall be deemed to be an “Acquiring Person.” Notwithstanding the foregoing, if the Board of Directors determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Common Stock so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement. Notwithstanding the foregoing, if a bona fide swaps dealer who would otherwise be an “Acquiring Person” has become so as a result of its actions in the ordinary course of its business that the Board of Directors determines, in its sole discretion, were taken without the intent or effect of evading or assisting any other Person to evade the purposes and intent of this Agreement, or otherwise seeking to control or influence the management or policies of the Company, then, and unless and until the Board of Directors shall otherwise determine, such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement.

Transfer of Rights

Until the Separation Time, (i) the Rights will be evidenced by Common Stock and will be transferred with and only with such Common Stock, (ii) new Common Stock issued after July 28, 2014 (including shares distributed from treasury) will incorporate the Rights Agreement by reference, and (iii) the surrender for transfer of any outstanding Common Stock will also constitute the transfer of the Rights associated with the Common Stock.

Promptly after the Separation Time, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the date when the Separation Time occurs (other than holders of Rights that are or were beneficially owned by an Acquiring Person or an affiliate or associate thereof or by any transferee of any of the foregoing, which Rights shall be void) and, thereafter, the separate Rights Certificates alone will represent the Rights.

Exercise Period

The Rights are not exercisable until the Separation Time and will expire at the close of business on the ten year anniversary of the Date of Adoption, unless earlier exchanged or terminated by the Company as described below.

Exercise of Rights for Common Stock

If a Flip-In Date occurs (i.e., the close of business ten business days following a public announcement by the Company that a person has become an Acquiring Person), and if the Company has not terminated the Rights as described below, then a Right entitles the holder thereof to acquire shares of Common Stock (rather than Preferred Stock) having a value equal to twice the Right's Exercise Price. Instead of issuing shares of Common Stock upon exercise of a Right following a Flip-In Date, the Company may substitute therefor shares of Preferred Stock at a ratio of one one-thousandth (1/1,000) of a share of Preferred Stock for each share of Common Stock so issuable. In the event there are not sufficient treasury shares or authorized but unissued shares of Common Stock or Preferred Stock to permit exercise in full of the Rights, the Company may substitute cash, debt or equity securities or other assets (or any combination of the above). In addition, the Board of Directors of Company may, after a Flip-In Date and prior to the time that an Acquiring Person becomes the beneficial owner of more than 50% of the Common Stock, elect to exchange all (but not less than all) of the then-outstanding Rights (other than Rights that have become void) for shares of Common Stock at an exchange ratio (subject to adjustment) of one share of Common Stock per Right. Notwithstanding any of the foregoing, Rights that are, or (under certain circumstances set forth in the Rights Agreement) were, beneficially owned by any person on or after the date such person becomes an Acquiring Person will be null and void.

Following the Flip-In Date, if an Acquiring Person is the beneficial owner of 90% or more of the outstanding Common Stock or controls the Company's Board of Directors, then the Company shall not enter into an agreement with respect to, consummate or permit to occur any (i) consolidation, merger or share exchange if either the Acquiring Person (or an affiliate or associate of the Acquiring Person) is a party to the transaction or the terms of the transaction are not the same for the Acquiring Person as for the other holders of Common Stock or (ii) sale or transfer of a majority of the Company's assets, unless, in each case, the Company enters into an agreement for the benefit of the holders of the Rights (other than Rights that have become void) providing that upon consummation of such transaction each Right (other than Rights that have become void) shall constitute the right to purchase stock in the acquiring entity having a value equal to twice the Exercise Price of the Rights.

Adjustments

The exercise price payable and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of a stock dividend, stock split or reverse stock split, or other recapitalization which would change the number of shares of Common Stock outstanding.

If prior to the Separation Time, the Company distributes securities or assets in exchange for Common Stock (other than regular cash dividends or a dividend paid solely in Common Stock) whether by dividend, reclassification, or otherwise, the Company shall make such adjustments, if any, in the Exercise Price, number of Rights and otherwise as the Board of Directors deems appropriate.

Redemption of Rights

At the Expiration Time, if no Flip-In Date has occurred, the Board of Directors may, at its option, terminate all of the Rights without any payment to the holders thereof. The Board of Directors may condition termination of the Rights upon the occurrence of a specified future time or event. Rights that are terminated will become null and void.

Amendments

Any provisions of the Rights Agreement may be amended at any time prior to the close of business on the Flip-In Date without the approval of holders of the Rights, and thereafter, the Rights Agreement may be amended without approval of the Rights holders in any way which does not materially adversely affect the interests of the Rights holders generally or to cure an ambiguity or to correct or supplement any provision which may be inconsistent with any other provision or otherwise defective.

Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Tax Consequences

While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable.

General

Each holder of an outstanding share of Common Stock at the close of business on July 28, 2014 will receive one Right. So long as the Rights Agreement remains in effect and the Rights continue to remain attached to and trade with the Common Shares, the Company will issue one Right for each share of Common Stock (including shares distributed from treasury) issued between the record date for issuance of the Rights and the Separation Time, so that all outstanding shares have attached Rights. A total of 150,000 whole shares of Preferred Stock have been initially reserved for issuance upon exercise of the Rights. The number of shares of Preferred Stock subject to the Rights may be increased or decreased (but not below the number of shares then outstanding) by the Board of Directors of the Company.

Each one one-thousandth (1/1,000) of a share of Preferred Stock will receive dividends at a rate equal to any dividends (except dividends payable in Common Stock) paid with respect to a share of Common Stock and, on a quarterly basis, an amount per whole share of Preferred Stock equal to the excess (if any) of $0.001 over the aggregate dividends per whole share of Preferred Stock during the immediately preceding three-month period.

In the event of liquidation, the holders of each full or fractional share of the Preferred Stock shall receive a preferred liquidation payment per whole share of Preferred Stock equal to the greater of $0.001 or the aggregate amount in respect of 10,000 shares of Common Stock.

Each one one-thousandth (1/1,000) of a share of Preferred Stock will have one vote, voting together with the Common Stock.

In the event of any merger, consolidation, statutory share exchange or other transaction in which shares of Common Stock are exchanged, each one one-thousandth (1/1,000) of a share of Preferred Stock will be entitled to receive the per share consideration paid in respect of each share of Common Stock.

The rights of holders of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers, statutory share exchanges and consolidations, are protected by customary anti-dilution provisions.

Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one ten-thousandth of a share of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Common Stock.

Effect of the Rights

The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger, statutory share exchange or other business combination approved by the Board of Directors since the Rights may be terminated by the Company upon resolution of the Board of Directors at any time on or prior to the close of business ten business days after announcement by the Company that a person has become an Acquiring Person. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirers are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

A copy of the Rights Agreement has been filed as Exhibit 1 hereto. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Item 2. Exhibits.

1. Stockholder Protection Rights Agreement, dated July 18, 2014, between TG Therapeutics, Inc. and American Stock Transfer & Trust Company (which includes as Exhibit A thereto the Form of Rights Certificate).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TG THERAPEUTICS, INC.

By:  /s/ Sean A. Power

Sean A. Power

Chief Financial Officer

(Duly Authorized Officer and

Principal Financial and Accounting Officer)

Dated: July 21, 2014

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1	Stockholder Protection Rights Agreement, effective July 18, 2014, between TG Therapeutics, Inc. and American Stock Transfer & Trust Company, as Rights Agent.